Exhibit 99.1

Gix Internet: Quantum X Labs Achieved Key Milestones with NVIDIA CUDA-Q Decoder and IBM Quantum Hardware

Quantum X Labs’ QEC decoder delivers 12–13% fewer logical errors on NVIDIA CUDA-Q using Google hardware data; LayerQake reduces maximum cumulative error 15- to 21-fold and measurement bias to below 6% across three IBM quantum processors

TEL AVIV, Israel – October 22, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX) (“Gix” or the “Company”), a dual-listed technology company, today announced two recent technology milestones reported by Quantum X Labs Inc. (“Quantum X Labs” or “QXL”), in which Gix holds approximately 13% (2,818,585 shares).

Quantum X Labs announced that its quantum error-correction (QEC) decoder is now deployed and running on NVIDIA CUDA-Q, the open platform for hybrid quantum-classical supercomputing. Leveraging the CUDA-Q QEC library, the decoder made 12–13% fewer logical errors than the platform’s standard matching decoder (PyMatching) on Google’s publicly released quantum hardware data. In tests on Google’s public surface-code dataset (10,000 held-out runs of five error-correction rounds at code distances 3 and 5), the QXL decoder made 12.7% fewer logical errors than PyMatching at distance 3 and 12.1% fewer at distance 5. In a separate 25-round streaming evaluation designed to receive error data round by round, the streaming decoder achieved an observed logical error rate approximately 6% lower than PyMatching at distance 3 and 9% lower at distance 5. “This milestone demonstrates that QXL’s decoder technology can operate within a leading quantum computing software environment and deliver encouraging results on real experimental data,” said Prof. Nir Sharon, Chief Scientist of Quantum X Labs. Quantum X Labs plans, as a next step, to run the decoder in a real-time QEC pipeline on a system utilizing an NVIDIA NVQLink connection.

In addition, Quantum X Labs’ quantum cybersecurity operation, QuantumQ Security, reported the experimental validation of its LayerQake technology on three operational IBM quantum processors: ibm_fez, ibm_kingston and ibm_marrakesh. In a pre-registered, reproducible test that met both of QXL’s predefined success criteria on all three processors, LayerQake reduced measurement bias from approximately 11% to 15% to below 6% on each of the three processors and demonstrated a 15- to 21-fold reduction in maximum cumulative error. These improvements were achieved using LayerQake’s problem-independent calibration approach, which is designed to mitigate hardware-induced inaccuracies without requiring a calibration methodology tailored to each individual computational problem.

Gix Internet holds a minority interest in QXL and does not control QXL’s business, operations or strategy, and there can be no assurance that any technological or commercial progress by QXL will result in any benefit to Gix Internet or its shareholders. Gix has not independently verified the technical test results reported by QXL.

About Quantum X Labs Inc.

Quantum X Labs Inc. and its subsidiaries are focused on quantum technology, digital advertising and computing and enterprise artificial intelligence (AI) solutions. Quantum X Labs Ltd. is focused on developing and promoting quantum algorithms for the transportation, drug discovery and security segments as well as developing quantum- based GPS replacement and quantum atom accuracy solutions. Gix Media develops a variety of technological software solutions, which perform automation, optimization and monetization of internet campaigns, for the purposes of acquiring and routing internet user traffic to its customers. Metagramm is a developer of grammatical error correction software and offers tools for writing and reviewing, grammar, spelling, punctuation and style features, as well as translation and multilingual dictionaries, using artificial intelligence and machine learning technology.

For more information about Quantum X Labs, visit https://quantumxlabs.xyz/

About Gix Internet Ltd.

Gix Internet Ltd. is a technology company that is listed on the Nasdaq Capital Market under the symbol GIXI and on the Tel Aviv Stock Exchange under the symbol GIX. Its operating focus is deliverz.ai, a wholly-owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time - by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

About deliverz.ai

deliverz.ai is defining the future of healthcare logistics automation with an end-to-end, AI-powered orchestration platform that unifies autonomous robots, human transport teams, and hospital workflows into a single intelligent system. Robot-agnostic and built to scale, deliverz.ai automates and optimizes logistics across any workflow and within any environment, increasing throughput, reducing costs, and improving both patient and staff experience. Delivered through a flexible Software as a Service (SaaS) and Robotics as a Service (RaaS) model, deliverz.ai provides the intelligent logistics backbone for hospitals, making operations smarter, faster, and patient-centered. For more information, visit https://www.deliverz.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses QXL’s plans to run its QEC decoder in a real-time QEC pipeline on a system utilizing an NVIDIA NVQLink connection; the potential of QXL’s QEC decoder and LayerQake technologies to reduce logical errors, measurement bias and cumulative errors and improve the reliability of quantum computing results; and the further development, validation and potential commercialization of QXL’s quantum computing and quantum cybersecurity technologies. The reported test results may not be replicated in further testing or in other environments, and there can be no assurance that QXL’s QEC decoder or LayerQake technologies will be successfully developed, validated or commercialized. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. For a description of risks affecting QXL, reference is made to QXL’s filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites. IBM, IBM Quantum and the names of IBM quantum processors are trademarks of International Business Machines Corporation; IBM is not affiliated with, and has not endorsed, Gix, QXL or the results described in this press release.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com